Exhibit 4.6

TRANSACTION SERVICES AGREEMENT

Dated as of the 14th day of March, 2011

among

GERRY WANG

and

SEASPAN CORPORATION

ii

TRANSACTION SERVICES AGREEMENT

THIS TRANSACTION SERVICES AGREEMENT (this “Agreement”) is dated as of the 14th day of March, 2011 but shall have retroactive effect as of January 1, 2011 (the “Effective Date”) among:

Gerry Wang, an individual (the “Manager); and

Seaspan Corporation, a corporation formed under the laws of the Marshall Islands (the “Company”), having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands, MH96960.

RECITALS:

The Company and the Manager are parties to an executive employment agreement dated as of the date hereof (the “Employment Agreement”).

Pursuant to the terms of the Employment Agreement, the Company wishes to engage the Manager to provide the services specified herein commencing upon the expiration of the Employment Period (as defined below), in consideration of which the Manager or his Designated Affiliate (as defined below) will receive certain fees, in each case, on the terms and conditions set forth herein.

AGREEMENT:

NOW, THEREFORE, in consideration of the mutual covenants and premises of the Parties (as defined below) herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each Party), the Parties agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

SECTION 1.01 Certain Definitions. In this Agreement, unless the context requires otherwise, the following terms shall have the respective meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, is Controlled by, Controls or is under common Control with the Person in question.

“Agreement” has the meaning ascribed to such term in the introductory paragraph.

“Applicable Law” means, with respect to any Person, all statutes, laws, rules, orders, regulations, ordinances, judgments, decrees and injunctions affecting such Person, such Person’s assets or the securities of such Person, whether now or hereafter enacted and in force.

“Board” means the Board of Directors of the Company or an applicable committee thereof.

“Breaching Party” has the meaning ascribed to such term in Section 6.02 (b).

“Business” means the business of owning and/or chartering (in or out) or re-chartering Container Vessels and any other lawful act or activity customarily conducted in conjunction therewith.

“Business Day” means a day other than a Saturday, Sunday or other day on which banks in the Marshall Islands, the Cayman Islands, Hong Kong or Vancouver, British Columbia are required or authorized by Applicable Law to close.

“Change of Control” means:

(a)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the Company’s assets;

(b)	an order made for, or the adoption by the Board of a plan of, liquidation or dissolution of the Company;

(c)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended) becomes the beneficial owner, directly or indirectly, of more than a majority of the Company’s voting securities, measured by voting power rather than number of shares;

(d)	if, at any time, the Company becomes insolvent, admits in writing its inability to pay its debts as they become due, commits an act of bankruptcy, is adjudged bankrupt or declares bankruptcy or makes an assignment for the benefit of creditors, or makes a proposal or similar action under the bankruptcy, insolvency or other similar laws of the Marshall Islands or any applicable jurisdiction or commences or consents to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction;

(e)	a change in directors after which a majority of the members of the Board are not Continuing Directors; or

(f)

the consolidation of the Company with, or the merger of the Company with or into, any “person”, or the consolidation of any “person” with, or the merger of any “person” with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding common shares of the Company are converted into or exchanged for cash, securities or other property or receive a payment of cash, securities or other property, other than any such transaction where the Company’s voting stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee “person” constituting a majority of the outstanding shares of such voting stock of such surviving or transferee “person” immediately after giving effect to such issuance.

“Common Stock” means the Class A common shares of the Company, par value $0.01 per share.

“Company” has the meaning ascribed to such term in the introductory paragraph.

“Company Indemnified Persons” has the meaning ascribed to such term in Section 5.04.

“Container Vessel” means an ocean-going vessel specifically constructed to transport containerized cargo.

“Continuing Directors” means, as of any date of determination, any member of the Board who either (i) was a member as of the Effective Date or (ii) was nominated for election or appointment to the Board with the approval of the majority of the members of the Board who either were members of the Board as of the Effective Date or whose nomination or election was previously so approved.

“Control” means, with respect to any Person, the right to elect or appoint, directly or indirectly, a majority of the directors of such Person or the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of Voting Securities, by contract or otherwise. “Controlled” and “Controlling” will have correlative meanings.

“Designated Affiliate” has the meaning ascribed to such term in Section 4.03.

“Effective Date” has the meaning ascribed to such term in the introductory paragraph.

“Employment Agreement” has the meaning ascribed to such term in the introductory paragraph.

“Employment Period” has the meaning ascribed to such term in the Employment Agreement.

“Force Majeure Event” has the meaning ascribed to such term in Section 7.02.

“GC Entities” means, collectively, Greater China Industrial Investments LLC and GC Intermodal.

“GC Intermodal” means Greater China Intermodal Investments LLC.

“Governmental Authority” means any domestic or foreign government, including any federal, provincial, state, territorial or municipal government, any multinational or supranational organization, any government agency, including, without limitation, any tribunal, labor relations board, commission or stock exchange, and any other authority or organization exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government.

“Greater China Investments” means (i) the GC Entities, (ii) each direct or indirect Subsidiary of the GC Entities, (iii) any other Person in which the GC Entities have made a direct or indirect Investment and (iv) the successor entities of (i), (ii) and (iii).

“Investment” means any equity or debt investment made or committed to be made by the GC Entities or any of their Subsidiaries, except that payment of any general, administrative or other operating or formation expense of the GC Entities or any of their Subsidiaries (including through any investment in any such entity, to the extent so designated by the Transaction Committee) will not constitute an Investment.

“Legal Action” means any action, claim, complaint, demand, suit, judgment, litigation, arbitration, mediation, investigation or other judicial, arbitral or administrative proceedings, pending or threatened, by any Person or by or before any Governmental Authority.

“Losses” means all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ fees and expenses) actually suffered or incurred.

“Manager” has the meaning ascribed to such term in the introductory paragraph.

“Manager Group” has the meaning ascribed to such term in Section 5.01.

“Manager Indemnified Persons” has the meaning ascribed to such term in Section 5.03.

“Manager Misconduct” has the meaning ascribed to such term in Section 5.01.

“Manager’s Personnel” means Gerry Wang and all other individuals that are employed by or have entered into consulting arrangements with the Manager.

“New Build” means a Vessel under construction or to be constructed pursuant to a ship building contract between the Company or a controlled Affiliate thereof and a ship builder.

“New Build Contract” has the meaning ascribed to such term in Section 3.01 (c).

“Non-Breaching Party” has the meaning ascribed to such term in Section 6.02 (b).

“Omnibus Agreement” means the Omnibus Agreement dated as of August 8, 2005, among Seaspan Corporation, Seaspan Management Services Limited, Seaspan Ship Management Ltd., Seaspan Advisory Services Limited, Norsk Pacific Steamship Company Limited, and Seaspan International Ltd., as amended by the Amendment to Omnibus Agreement dated as of the date of this Agreement.

“Parties” means the Manager and the Company, and “Party” means either of them.

“Payment Date” has the meaning ascribed to such term in Section 4.01 (b).

“Person(s)” means an individual, corporation, limited liability company, partnership, limited partnership, joint venture, trust or trustee, unincorporated organization, association, government, government agency or political subdivision thereof, or other entity.

“Purchase or Sale Contract” has the meaning ascribed to such term in Section 3.01 (d).

“Representative” means any third party intermediary of any Party, including any sales or commission agent or representative, broker, finder, consultant, distributor, reseller, contractor, subcontractor, or other intermediary or third party acting or that may reasonably be expected to act on the Party’s behalf.

“Right of First Refusal Agreement” means that certain Right of First Refusal Agreement, dated as of the date hereof, by and among the Company, GC Intermodal and Blue Water Commerce, LLC, a limited liability company formed under the laws of Montana.

“ROFR Period” means the period beginning as of the date of this Agreement and ending on the earlier of (a) March 31, 2015, (b) the date on which GC Intermodal is dissolved or liquidated and (c) the date on which the Right of First Refusal Agreement is terminated pursuant to Section 5 thereof.

“SC Trading Average” means, as of a given date, the volume-weighted, average trading price of Common Stock for the 20 trading days immediately preceding such date.

“Strategic Services” has the meaning ascribed to such term in Section 3.01.

“Subsidiary” means, with respect to any Person, any other Person more than fifty (50%) percent of the voting power of which is held, directly or indirectly, by such first Person and/or any of such first Person’s Subsidiaries, or over which such Person either directly or indirectly exercises Control (including (i) any limited partnership of which such first Person, directly or indirectly, is the general partner or otherwise has the power to direct or cause the direction of the management and policies thereof and (ii) any limited liability company of which such first Person, directly or indirectly, is the managing member or otherwise has the power to direct or cause the direction of the management and policies thereof).

“Term” has the meaning ascribed to such term in Section 6.01.

“Transaction” means a transaction effected pursuant to a New Build Contract or a Purchase or Sale Contract.

“Transaction Committee” means, as applicable, the Transaction Committee of the Board of Managers of Greater China Industrial Investments LLC or GC Intermodal.

“Transaction Fee” has the meaning ascribed to such term in Section 4.01 (a).

“Transaction Fee Shares” has the meaning ascribed to such term in Section 4.01 (b).

“Transfer” means any direct or indirect transfer, conveyance, assignment, pledge, mortgage, charge, hypothecation or other disposition.

“Vessel Assets” means the Vessels and any assets that are customarily owned or operated in conjunction with the Vessels, in each case.

“Vessels” means the Container Vessels owned or leased by the Company or any of its controlled Affiliates from time to time and “Vessel” means any one of them.

“Voting Securities” means securities, of any class or series, of a Person entitling the holders thereof to vote in the election of members of the board of directors or other governing body of such Person.

SECTION 1.02 Construction. In this Agreement, unless the context requires otherwise:

(a) references to laws and regulations refer to such laws and regulations as they may be amended from time to time, and references to particular provisions of a law or regulation include any corresponding provisions of any succeeding law or regulation;

(b) references to money refer to legal currency of the United States of America and “$” means U.S. dollars;

(c) the word “including” will mean “including, without limitation”, and the word “or” will be disjunctive but not exclusive;

(d) words importing the singular include the plural and vice versa, and words importing gender include all genders; and

(e) a reference to an “approval”, “acceptance”, “authorization”, “consent”, “notice” or “agreement” means an approval, acceptance, authorization, consent, notice or agreement, as the case may be, in writing.

SECTION 1.03 Headings. All article or section headings in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any of the provisions hereof.

ARTICLE II

ENGAGEMENT OF MANAGER

SECTION 2.01 Engagement. The Company hereby engages the Manager to provide the services specified herein on a non-exclusive basis and the Manager hereby accepts such engagement, all in accordance with the terms of this Agreement. The Company and the Manager each acknowledge that to the extent set out in this Agreement, the Manager is acting solely on behalf of, as agent of and for the account of, the Company. The Manager may advise

Persons with whom it deals on behalf of the Company that he is conducting such business for and on behalf of the Company.

SECTION 2.02 Powers and Duties of the Manager. The Manager has the power and authority to take such actions on his own behalf or on behalf of the Company as it from time to time considers necessary or appropriate to enable it to perform his obligations under this Agreement, subject to the customary oversight and supervision of the Company. The Manager shall, subject to Section 2.04, use his reasonable best efforts to perform the Strategic Services to be provided hereunder in accordance with customary practice. Notwithstanding the foregoing, the Manager shall not enter into any contract, arrangement or understanding with respect to the Strategic Services without the prior approval of the Board, and the Company shall be under no obligation to accept any opportunity presented to the Company by the Manager or otherwise.

SECTION 2.03 Ability to Subcontract. The Manager may subcontract any of his duties and obligations hereunder to any of his Affiliates without the consent of the Company and may subcontract certain of his duties and obligations to Persons that are not Affiliates with the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. In the event of any subcontract by the Manager, the Manager shall promptly notify the Company thereof and shall remain fully liable for the due performance of his obligations under this Agreement.

SECTION 2.04 Outside Activities. The Company acknowledges that the Manager and his Affiliates may have business interests and engage in business activities in addition to those relating to the Company, for his own account and for the accounts of others. Subject to the provisions of the Omnibus Agreement, the Manager and his Affiliates may undertake activities that may compete with the Company. The Company acknowledges that the Manager and his Affiliates may invest and own or hold equity interests in Greater China Investments, and that such interests may be significant. The Company also acknowledges that (a) GC Intermodal and its Subsidiaries plan to engage in activities competitive with the activities of the Company and its Subsidiaries, including the Business and the investment in, and ownership and operation of, Container Vessels and (b) Tiger Management Limited and certain of its Subsidiaries intend to provide certain services to Greater China Investments in connection with the activities of Greater China Investments. Such activities shall not constitute a breach of this Agreement. The Company agrees that the Manager shall have no obligation to disclose to the Company or its Affiliates any confidential information of Greater China Investments or of Tiger Management Limited and its Subsidiaries.

SECTION 2.05 Authority of the Parties; Enforceability. Each Party represents to each of the other Parties that it is duly authorized with full power and authority to execute, deliver and perform this Agreement and that the execution, delivery and performance of this Agreement do not and will not violate or conflict with any provision of the organizational documents of such Party. The Company represents that the engagement of the Manager has been duly authorized by the Company and is in accordance with all governing documents of the Company. This Agreement has been duly executed and delivered by such Party, or an authorized Representative of such Party, and constitutes a legal, valid and binding obligation of such Party, enforceable against such Party in accordance with the terms hereof.

SECTION 2.06 Manager Representations. The Manager hereby represents and warrants to the Company as of the date hereof as follows:

(a) The Manager has the requisite authority to enter into this Agreement and to perform his obligations hereunder.

(b) This Agreement has been duly executed and delivered by the Manager, or an authorized Representative of the Manager, and constitutes a legal, valid and binding obligation of the Manager, enforceable against the Manager in accordance with the terms hereof.

(c) No material consent, waiver, approval or authorization of, or filing, registration or qualification with, or notice to, any Governmental Authority or any other Person is required to be made, obtained or given by the Manager in connection with the execution, delivery and performance of this Agreement by the Manager. The execution and delivery of this Agreement by the Manager do not, and the performance by the Manager of his obligations under this Agreement will not, (i) conflict with, in any material respect, any other contract, agreement or arrangement to which the Manager is a party or by which he is or his assets are bound or (ii) violate in any material respect any provision of, or result in a material breach of, any Applicable Law.

(d) Neither the Manager nor any of his Affiliates is a party to any Legal Action nor is the Manager aware of any threatened Legal Action involving the Manager or his Affiliates, that would reasonably be expected to interfere with the Manager’s ability to fulfill his obligations under this Agreement.

(e) The Manager is not insolvent, has not filed or had filed against him a petition in bankruptcy, has not made an assignment for the benefit of his creditors or otherwise had a receiver or trustee appointed with respect to his properties or affairs and has not incurred any obligations or liabilities, contingent or otherwise, which would cause him to become insolvent.

ARTICLE III

STRATEGIC SERVICES

SECTION 3.01 Strategic Services. The Manager shall provide the following services (collectively, the “Strategic Services”) to the Company:

(a) identifying, negotiating and securing opportunities for the Company or its controlled Affiliates to acquire or to construct vessels, and negotiating and carrying out the purchase of both new and used vessels;

(b) identifying, negotiating and securing potential divestitures or dispositions of any of the Vessel Assets;

(c) negotiating definitive, legally-binding agreements providing for New Build construction (each, a “New Build Contract”) and related specifications and documentation;

(d) negotiating agreements for the purchase, acquisition or sale of any Vessel (including, in the case of a sale transaction, whether such transaction is effected as an acquisition or disposition of such assets directly or of the equity of an entity owning such assets or otherwise) (each, a “Purchase or Sale Contract”) and related documentation; and

(e) such other strategic, financial, business development and advisory services as may reasonably be requested by the Company and agreed to by the Manager from time to time.

SECTION 3.02 Manager’s Personnel. The Manager shall provide the Strategic Services hereunder through the Manager’s Personnel, unless otherwise agreed by the Company. The Manager shall be responsible for all aspects of the employment or other relationship of such Manager’s Personnel as required in order for the Manager to perform his obligations hereunder, including recruitment, training, compensation and benefits, supervision, discipline and discharge, and other terms and conditions of employment or contract. However, the Manager shall remain directly responsible and liable to the Company to carry out all of his obligations under this Agreement, whether performed directly or subcontracted to any other Person.

SECTION 3.03 Covenants of the Manager. The Manager hereby agrees and covenants with the Company that, for so long as this Agreement is effective, the Manager shall in all material respects:

(a) obtain professional indemnity insurance and other insurance and maintain such coverage as is reasonable having regard to the nature and extent of the Manager’s obligations under this Agreement;

(b) exercise all due care, skill and diligence in carrying out his duties under this Agreement as required by Applicable Law;

(c) provide the Company with all information in relation to the performance of the Manager’s obligations under this Agreement as the Company may reasonably request;

(d) ensure that all material property of the Company is clearly identified as such, held separately from property of the Manager and, where applicable, in safe custody; and

(e) ensure that all property of the Company (other than money to be deposited to any bank account of the Company) is transferred to or otherwise held in the name of the Company or any nominee or custodian appointed by the Company.

ARTICLE IV

MANAGER’S COMPENSATION

SECTION 4.01 Transaction Fees. In consideration for the performance of the Strategic Services, the Company shall pay to the Manager, or his Designated Affiliate as provided for in Section 4.03, the Transaction Fees as set out below.

(a) In the event that the Company (or one of its controlled Affiliates) enters into (i) a New Build Contract or (ii) a Purchase or Sale Contract, the Manager shall be entitled to a fee (a “Transaction Fee”) in the amount of one and one half (1.5%) percent of the aggregate consideration payable by or to the Company (or the controlled Affiliate) pursuant to such New Build Contract or Purchase or Sale Contract, as applicable. For the avoidance of doubt, the aggregate consideration payable pursuant to any Purchase or Sale Contract for purposes of calculating the Transaction Fee hereunder shall (x) include the aggregate amount of debt assumed by the buyer in connection with such transaction and (y) be reduced by the amount of any such Transaction Fee paid to the Manager by the applicable ship builder or Vessel purchaser or seller, as applicable. The Transaction Fees shall be paid pursuant to this Section 4.01, regardless of whether the transaction was proposed or recommended by the Manager, an Affiliate or a third party.

(b) The Transaction Fee shall be payable by the Company (i) with respect to a New Build Contract, incrementally and concurrently with each installments payment made by the Company (or the controlled Affiliate) under such New Build Contract and (ii) with respect to a Purchase or Sale Contract, on the applicable closing date of the Vessel purchase or sale thereunder (each a “Payment Date”). The Transaction Fees shall be paid in either (i) cash or (ii) a combination of cash and up to fifty (50%) percent shares of Common Stock (“Transaction Fee Shares”) as determined by the Company in its sole discretion. The number of Transaction Fee Shares to be granted shall be based upon the SC Trading Average as of the applicable Payment Date. The Transaction Fee Shares shall be fully vested on the date of grant.

(c) Notwithstanding any provision of this Agreement to the contrary: (i) the Transaction Fee is not and shall not be regarded for any purpose as salary, wages, benefits nor employment remuneration on any account, but shall be regarded as wholly separate and apart therefrom and solely as business income to the Manager; and (ii) the Transaction Services are not and shall not be regarded as being rendered by the Manager as an employee of the Company, nor in his capacity as officer of the Company, nor by virtue of his office at the Company, but as business services independently rendered to the Company by the Manager. The Company will make the appropriate withholdings and deductions on the basis the Transaction Fees constitute business income (and not salary, wages, benefits or employment remuneration) to the Manager. Notwithstanding anything to the contrary (including, without limitation, Article V of this Agreement), the Manager agrees to be fully responsible for and to pay when due and shall indemnify, defend and hold harmless the Company (and its agents, employees, officers, and directors) from and against, any and all domestic and foreign federal, state, provincial and local taxes, withholdings or contributions, including interest and penalties thereon and additions thereto, and for costs and expenses (including attorney’s fees), with respect to the Company making its withholdings and deductions on this basis on any and all Transaction Fees payable.

(d) The Manager must be providing services under this Agreement on the date on which the New Build Contract or Purchase or Sale Contract is entered into but need not be providing services on the Payment Date to receive payment of the Transaction Fees in accordance with this Section 4.01.

(e) In no event shall any Transaction Fee be payable in connection with the transactions resulting in a Change of Control. Following a Change of Control, Manager shall continue to receive Transaction Fees (with respect to Transactions occurring prior to and following the Change of Control) in accordance with this Section 4.01.

(f) Notwithstanding anything to the contrary, the amount of the Transaction Fee paid by the Company in connection with a Transaction shall be reduced (but not below zero) by the amount of any similar fee paid by the Company in connection with such Transaction to an investment banking firm of nationally-recognized standing in the United States or Canada, which firm is retained with the approval of the Board, including in such approval a majority of the independent members of the Board.

(g) Registration Rights.

(i) Within 15 days of this Agreement, the Company shall register the Transaction Fee Shares under a Form S-8 registration statement filed with the U.S. Securities and Exchange Commission. In the event that the Manager, or a permitted assignee or successor of the Manager to whom Transaction Fees are owed, becomes ineligible to receive Company securities that have been registered under a Form S-8 registration statement, the Transaction Fees paid by the Company in shares of Common Stock shall be paid in un-registered Transaction Fee Shares.

(ii) Promptly following the date hereof the Company and the Manager shall enter into a Registration Rights Agreement in substantially the form attached hereto as Exhibit A.

(h) Legends/Stop Orders. The Manager acknowledges and agrees that the Company shall be entitled to place legends on the certificates representing any of the Transaction Fee Shares and/or stop orders with the transfer agent of the Company with respect to any of the Transaction Fee Shares.

SECTION 4.02 Reimbursement for Costs and Expenses. The Company shall reimburse the Manager for all reasonable out-of-pocket costs and expenses incurred by the Manager and any of the Manager’s Personnel in connection with providing the Strategic Services to the Company. It is understood and agreed that the Manager shall not be reimbursed for (i) personnel expenses or any other general and administrative overhead expenses, or (ii) for any costs or expenses relating to consultants and subcontractors, all of which shall be for Manager’s account. The Manager shall invoice the Company on a monthly basis and shall provide a description in reasonable detail of such costs and expenses (and, at the request of the Company, supporting documentation). The Company shall pay such amount within 15 days of receipt unless the invoice is being disputed in accordance with this Agreement. In the event of a dispute over any invoiced amount, the Company shall pay the undisputed portion of such invoice and provide an explanation of the basis for the dispute. Any amount not paid when due shall accrue interest at a rate of twelve percent (12%) per annum until paid in full. The Manager shall maintain a record of costs and expenses incurred, including any invoices, receipts and supplementary materials as are necessary or proper for the settlement of accounts between the Parties.

SECTION 4.03 Direction to Pay. By written notice to the Company, the Manager may direct the Company to pay any cash amounts owing under this Agreement to any Affiliate of the Manager who is entitled to receive such amounts in exchange for performing services under this Agreement (a “Designated Affiliate”) and the payment of such amount shall satisfy the Company’s obligation with respect to such amount under this Agreement.

ARTICLE V

LIABILITY OF THE MANAGER; INDEMNIFICATION

SECTION 5.01 Liability of the Manager. The Manager and his Affiliates, and each of their respective directors, officers, employees, agents and Representatives (collectively, the “Manager Group”) shall not be liable whatsoever to the Company for any Losses incurred or suffered by the Company of whatsoever nature, whether direct or indirect, and arising from the Strategic Services unless and only to the extent that such Losses are determined in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from the fraud, gross negligence, recklessness or willful misconduct of any member of the Manager Group (“Manager Misconduct”).

SECTION 5.02 Limitation on Liability. In all cases arising from the provision of Strategic Services to the Company hereunder, other than cases involving Manager Misconduct, the Manager Group’s aggregate liability for each incident or series of incidents giving rise to a claim or claims shall not exceed the aggregate Transaction Fees paid to the Manager and his Designated Affiliates by the Company and its Affiliates hereunder.

SECTION 5.03 Manager Indemnification. The Company shall indemnify and hold harmless each member of the Manager Group (the “Manager Indemnified Persons”) from and against any and all Losses incurred or suffered by the Manager Indemnified Persons by reason of, resulting from, in connection with, or arising in any manner whatsoever out of or in the course of their performance of Strategic Services under this Agreement to or for the benefit of the Company or a Legal Action brought or threatened against such Manager Indemnified Persons in connection with their performance of Strategic Services under this Agreement for the benefit of the Company, including, without limitation, all actions, proceedings, claims, demands or liabilities brought under or relating to the environmental laws, regulations or conventions of any jurisdiction, or otherwise relating to pollution of the environment, and against and in respect of all costs and expenses (including reasonable legal costs and expenses) they may suffer or incur due to defending or settling same; provided, however, that such indemnity shall exclude any Losses arising out of, resulting from or related to Manager Misconduct.

SECTION 5.04 Company Indemnification. The Manager shall indemnify and hold harmless the Company and its directors, officers, employees, members, managers, shareholders, partners, Representatives, advisors, attorneys, accountants, agents, subcontractors and Affiliates, and their respective successors and assigns (collectively, the “Company Indemnified Persons”) from and against any and all Losses incurred or suffered by such Company Indemnified Persons arising out of, resulting from or related to Manager Misconduct.

ARTICLE VI

TERM AND TERMINATION

SECTION 6.01 Term. The term during which the Manager shall provide Strategic Services hereunder (the “Term”) shall commence on the expiration or termination of the Employment Period and end upon the expiration of the ROFR Period unless this Agreement is terminated earlier pursuant to Section 6.02.

SECTION 6.02 Termination. Notwithstanding anything in Section 6.01 to the contrary, this Agreement may be terminated prior to the end of the Term:

(a) by the mutual written consent of each of the Company and the Manager;

(b) by either the Company or the Manager (the “Non-Breaching Party”) if there has been a material breach of or default under this Agreement by the other Party (the “Breaching Party”) which has not been cured within 30 days following delivery of a written notice from the Non-Breaching Party to the Breaching Party to cure such breach; provided that if such breach is incapable of cure within 30 days but is capable of cure within 90 days, the right to terminate pursuant to this Section 6.02 (b) shall only arise if the Breaching Party fails to initiate the cure within such 30-day period and thereafter to diligently prosecute such cure to completion and actually cure such breach within such 90-day period; for the purposes of this Section 6.02 (b), a breach of Section 7.01 by the Manager shall be deemed a material breach;

(c) by the Company if the Manager becomes insolvent, files or has filed against it a petition in bankruptcy, makes an assignment for the benefit of his creditors or otherwise has a receiver or trustee appointed with respect to his properties or affairs or incurs any obligations or liabilities, contingent or otherwise, which could cause it to become insolvent; and

(d) by the Manager upon a Change of Control.

SECTION 6.03 Effects of Termination or Expiry of this Agreement. Upon termination or expiry of this Agreement, this Agreement will be void and there shall be no liability on the part of any Party (or their respective officers, directors or employees) except that the following shall survive such termination: (i) the obligation of the Company to pay to the Manager or his Designated Affiliates any then accrued but outstanding Transaction Fees under Article IV, (ii) the obligations of the Company with respect to the Transaction Fee Shares pursuant to Article IV, (iii) the obligations of the Manager under Section 4.01 (c) and (iv) the terms and conditions set forth in Article V (Liability of the Manager; Indemnification) and Section 7.03 (Confidentiality), Section 7.04 (Notices), Section 7.05 (Third Party Rights), Section 7.07 (Severability), Section 7.08 (Governing Law and Jurisdiction), Section 7.10 (Amendment), Section 7.12 (Waiver) and Section 7.14 (Resignation).

SECTION 6.04 Effects of Transfer. This Agreement shall, subject to Section 6.02 , be binding upon, and inure to the benefit of, any successor of the Company; provided, however, that for the avoidance of doubt, if the Company effects a Transfer of any assets of the Company, including Vessel Assets, and this Agreement does not continue as to such assets, the Company will pay to the Manager the aggregate amount of any accrued but unpaid Transaction Fees attributable to such assets.

ARTICLE VII

GENERAL

SECTION 7.01 Assignment.

(a) Except as otherwise provided herein, (i) the Company may not assign any of its rights under this Agreement, in whole or in part, without the prior written consent of the Manager and (ii) the Manager may not assign any of his rights under this Agreement, in whole or in part, without the prior written consent of the Company, in each case, which consent may be arbitrarily withheld.

(b) Notwithstanding Section 7.01 (a), (i) the Company may, without the Manager’s consent, assign its rights and obligations hereunder to any of its controlled Affiliates or, in connection with a Change of Control, to the successor Entity in the Change of Control and (ii) the Manager may, without the Company’s consent but with prompt notice to the Company, assign his rights and obligations hereunder to any of his Affiliates and any entity which Gerry Wang and/or Graham Porter and their Affiliates, collectively or individually, (A) Control or (B) beneficially own over fifty percent (50%) of the equity interests in and Voting Securities of.

SECTION 7.02 Force Majeure. Neither of the Parties shall be under any liability for any failure to perform any of their obligations hereunder if any of the following occurs (each a “Force Majeure Event”):

(a) any event, cause or condition which is beyond the reasonable control of any or all of the Parties and which prevents any or all of the Parties from performing any of its obligations under this Agreement;

(b) acts of God, including fire, explosions, unusually or unforeseeably bad weather conditions, epidemic, lightening, earthquake, tsunami or washout;

(c) acts of public enemies, including war or civil disturbance, vandalism, sabotage, terrorism, blockade or insurrection;

(d) acts of a governmental entity, including injunction or restraining orders issued by any judicial, administrative or regulatory authority, expropriation or requisition;

(e) government rule, regulation or legislation, embargo or national defence requirement; or

(f) labor troubles or disputes, strikes or lockouts, including any failure to settle or prevent such event which is in the control of any Party.

A Party shall give written notice to the other Party promptly upon the occurrence of a Force Majeure Event.

SECTION 7.03 Confidentiality. Each Party agrees that, except with the prior written consent of the other Party, it shall at all times keep confidential and not disclose, furnish or make accessible to anyone (except to employees, agents and professional advisors in the ordinary course of business) any confidential or proprietary information, knowledge or data concerning or relating to the other Party and to the business or financial affairs of the other Party to which such Party has been or shall become privy by reason of this Agreement, except for any (a) disclosure required by judicial or administrative process (including discovery for litigation), (b) information that becomes publicly available through no fault of such Party or otherwise ceases to be confidential, (c) information required by law or applicable stock exchange rules to be disclosed, or (d) disclosure made to a Person under a binding confidentiality agreement in favor of the Party whose confidential or proprietary information is being disclosed.

SECTION 7.04 Notices. Each notice, consent or request required to be given to a Party pursuant to this Agreement must be given in writing. All notices and other communications provided for or permitted hereunder will be deemed to have been duly given and received when delivered by overnight courier or hand delivery, or when sent by fax (receipt confirmed), to the address or fax number set forth below:

If to the Company, at:

Unit 2 – 7th Floor, Bupa Centre

141 Connaught Road West

Hong Kong

Fax: (604) 638 2595

Attention: Corporate Secretary

With a copy to:

Perkins Coie LLP

1120 NW Couch Street, 10th Floor

Portland, OR 97209-4128

Fax: (503) 727-2222

Attention: David Matheson

If to the Manager, at:

Gerry Wang

c/o Seaspan Ship Management Limited

200 Granville Street, Suite 2600

Vancouver, B.C., Canada V6C 1S4

Fax: (604) 638 2595

With a copy to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Fax: (646) 848-8150

Attention: John J. Cannon

or to any other address, fax number or individual that the Party designates. Any notice:

(a) if validly delivered on a Business Day, shall be deemed to have been given when delivered or, if delivered on a non-Business Day, shall be deemed to have been given on the next Business Day;

(b) if validly transmitted by fax before 5:00 p.m. (local time at the place of receipt) on a Business Day, shall be deemed to have been given on that Business Day; and

(c) if validly transmitted by fax after 5:00 p.m. (local time at the place of receipt) on a Business Day or at any time on any non-Business Day, shall be deemed to have been given on the Business Day after the date of the transmission.

SECTION 7.05 Third Party Rights. The provisions of this Agreement are enforceable solely by the Parties to this Agreement, and no member, shareholder, partner, director, manager, employee, agent or representative of any Party or any other Person shall have the right, separate and apart from the Parties hereto, to enforce any provision of this Agreement or to compel any Party to this Agreement to comply with the terms of this Agreement. Notwithstanding the foregoing, any Manager Indemnified Person or Company Indemnified Person may enforce the provisions of Article V.

SECTION 7.06 No Partnership. Nothing in this Agreement is intended to create or shall be construed as creating a partnership or joint venture, and this Agreement shall not be deemed for any purpose to constitute any Party a partner of any other Party to this Agreement in the conduct of any business or otherwise or as a member of a joint venture or joint enterprise with any other Party to this Agreement.

SECTION 7.07 Severability. Each provision of this Agreement is several. If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect:

(a) the legality, validity or enforceability of the remaining provisions of this Agreement; or

(b) the legality, validity or enforceability of that provision in any other jurisdiction;

except that if:

(c) on the reasonable construction of this Agreement as a whole, the applicability of the other provision presumes the validity and enforceability of the particular provision, the other provision will be deemed also to be invalid or unenforceable; and

(d) as a result of the determination by a court of competent jurisdiction that any part of this Agreement is unenforceable or invalid and, as a result of this Section 7.07, the basic intentions of the Parties in this Agreement are entirely frustrated, the Parties shall use reasonable best efforts to amend, supplement or otherwise vary this Agreement to confirm their mutual intention in entering into this Agreement.

SECTION 7.08 Governing Law and Jurisdiction.

(a) Governing Law. This Agreement is governed exclusively by, and is to be enforced, construed and interpreted exclusively in accordance with, the laws of Hong Kong without giving effect to any conflict or choice of laws provisions thereof.

(b) Consent to Jurisdiction; Waiver of Trial by Jury.

(i) The Manager and the Company each irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of the Tribunals and Courts of Hong Kong, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in Hong Kong, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in Hong Kong, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in Hong Kong. The Manager and the Company each agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. The Manager and the Company each irrevocably consents to service of process in the manner provided for giving notices in Section 7.04. Nothing in this Agreement will affect the right of the Manager or the Company to serve process in any other manner permitted by law.

(c) TO THE FULLEST EXTENT PERMITTED BY LAW, EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE PROVISION OF SERVICES CONTEMPLATED HEREBY.

SECTION 7.09 Binding Effect. This Agreement is binding upon and inures to the benefit of the Parties hereto and their successors but shall not be assignable except as provided in Section 7.01.

SECTION 7.10 Amendment. No amendment, supplement or restatement of any provision of this Agreement will be binding unless it is in writing and signed by the Manager and the Company.

SECTION 7.11 Entire Agreement. This Agreement constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

SECTION 7.12 Waiver. No failure by any Party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition.

SECTION 7.13 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signatories had signed the same document. All counterparts will be construed together and constitute the same instrument. This Agreement may be executed and delivered by facsimile or as a .pdf file attached to electronic mail.

SECTION 7.14 Resignation. If at any time following the expiration or termination of the ROFR Period the Board requests that the Manager tender his resignation as a director of the Company, the Manager shall promptly tender his resignation with immediate effect.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been duly executed by the Parties hereto as of the date first set forth above.

GERRY WANG

/s/ Gerry Wang
Gerry Wang

SEASPAN CORPORATION

By:	/s/ Sai W. Chu
Name: Sai W. Chu
Title: Chief Financial Officer